EXHIBIT (a)(1)(G)

FOR IMMEDIATE RELEASE

FEBRUARY 23, 2005
infoUSA INC.

CONTACT:

VIN GUPTA — CHAIRMAN & CHIEF EXECUTIVE OFFICER

Phone: (402) 596-8900 • Fax: (402) 339-0265
E-Mail: vin.gupta@infousa.com

RAJ DAS — CHIEF FINANCIAL OFFICER

Phone: (402) 593-4517 • Fax: (402) 339-0265
E-Mail: raj.das@infousa.com

LAUREL GUPTA — DIRECTOR, INVESTOR RELATIONS

Phone: (402) 593-4535 • Fax: (402) 339-0265
E-Mail: laurel.gupta@infousa.com

infoUSA COMMENCES TENDER OFFER FOR DIGITAL IMPACT

      OMAHA, NE — February 23, 2005 — infoUSA Inc. (Nasdaq:IUSA) today announced that DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, commenced a tender offer for all of the outstanding shares of Common Stock of Digital Impact, Inc. (Nasdaq:DIGI) at a price of $2.00 per share in cash.

      Based on the latest publicly available information, as of February 10, 2005, Digital Impact had approximately 36.9 million shares of Common Stock outstanding, and as of March 31, 2004 Digital Impact had approximately 1,786,000 options to purchase Common Stock outstanding and with an exercise price below the $2.00 per share purchase price under the tender offer, giving the transaction a total equity value (excluding 1,637,000 shares of Common Stock held by infoUSA) of approximately $74 million.

      Vin Gupta, Chairman and Chief Executive Officer of infoUSA, stated, “While we still prefer to move forward with Digital Impact on a cooperative basis, Digital Impact’s failure to agree to negotiate with us or to engage in substantive discussions regarding the terms of our proposal has left us no choice but to take our offer directly to Digital Impact’s stockholders — the owners of the company. Digital Impact’s stockholders will now have the opportunity to decide the future of their company for themselves. This offer provides an outstanding opportunity for Digital Impact’s stockholders to maximize the value of their investment in Digital Impact. It represents a 38% premium over the closing price for Digital Impact shares of $1.45 on February  10, 2005, the day we issued a press release announcing our proposal to acquire Digital Impact at a price of $2.00 per share in cash.”

      The tender offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, March 23, 2005, unless extended.

      Following completion of the tender offer, infoUSA intends to consummate a second-step merger in which all remaining Digital Impact stockholders will receive the same cash price paid in the tender offer, subject to any available appraisal rights under Delaware law. The offer is not conditioned upon financing. The tender offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date of the offer a number of shares of Common Stock, par value $0.001 per share, of Digital Impact that, together with the shares then owned by infoUSA and its subsidiaries (including, without limitation, DII Acquisition Corp.), would represent at least a majority of the total number of outstanding shares on a fully diluted basis, (2) DII Acquisition Corp. being satisfied, in its sole discretion, that the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation Law will not apply to the proposed second-step merger or any other business combination involving infoUSA or any of its subsidiaries (including, without limitation, DII) and Digital Impact and (3) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. The complete terms and conditions of the tender offer are contained in the Offer to Purchase included in the tender offer statement to be filed today with the Securities and Exchange Commission.

      D.F. King & Co., Inc. is acting as Information Agent for the offer.

About infoUSA

      infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

      This news release contains forward-looking statements relating to infoUSA’s expressed interest in acquiring Digital Impact, Inc. Specific forward-looking statements relate to infoUSA’s expectations regarding the potential benefits of such transaction, including (i) the operating margins to be generated by the combined company, (ii) the possible products to be offered to Digital Impact’s customers following consummation of the proposed transaction, and (iii) the projected effect on long-term value to be achieved by the consummation of the proposed transaction. These forward-looking statements are based on infoUSA’s current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond infoUSA’s control. The statements made in this release are contingent upon the completion of the proposed transaction discussed above. infoUSA cautions investors that this announcement is made pursuant to full disclosure requirements and that infoUSA can give no assurance that the transaction will be completed. Other factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) infoUSA’s ability to obtain necessary shares through the tender offer from Digital Impact’s stockholders; (ii) infoUSA’s ability to receive all necessary approvals, including any necessary governmental or regulatory approvals; (iii) changes to infoUSA’s strategy and business plan, including its plans regarding use of capital; (iv) recent changes in the senior management of infoUSA; (v) the ability to successfully integrate recent and future acquisitions; (vi) fluctuations in operating results; (vii) failure to successfully carry out the company’s Internet strategy or to grow its Internet revenue; (viii) the effects of leverage on the company and its financial position; (ix) changes in technology and increased competition; and (x) other factors as described in infoUSA’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Factors That May Affect Operating Results” in infoUSA’s annual report on Form 10-K for the fiscal year ended December 31, 2003.

Important Information Regarding the Tender Offer

      DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, has commenced a tender offer for all the outstanding shares of Common Stock of Digital Impact at $2.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, March 23, 2005. DII Acquisition Corp. expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice to the Depositary and by making a public announcement of the extension.

      If the offer is extended, DII Acquisition Corp. will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the next business day following the date the offer was scheduled to expire.

      Investors and security holders are urged to read the disclosure documents that will be filed later today with the Securities and Exchange Commission, including the tender offer statement, regarding the proposed infoUSA/ Digital Impact transaction referenced in the foregoing information, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by infoUSA with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by infoUSA or DII Acquisition Corp. may be obtained free of charge from infoUSA by directing a request to infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127, Attention: Chief Financial Officer.